THIS DOCUMENT IS A COPY OF THE FORM 11-K FILED ON JUNE 30, 2005 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------



                                    Form 11-K


(Mark One)

                     [X] ANNUAL REPORT PURSUANT TO SECTION
                        15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 (NO FEE REQUIRED)

                      For the year ended December 31, 2004

                                       OR



            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from ___________ to _________

                                  ------------


                           Commission File No. 1-14161

                                  ------------


                                 KeySpan Energy
                      401(k) Plan For Management Employees
                            (Full title of the Plan)


                               KeySpan Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                              One MetroTech Center

                             Brooklyn, NY 11201-3385

                     (Address of principal executive office)

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------------------


                                                                                                                         Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                                    1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits as of December 31, 2004 and 2003                                            2

   Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2004                              3

   Notes to Financial Statements                                                                                        4 - 11


SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
     as of December 31, 2004                                                                                              12

   Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions
      for the Year Ended December 31, 2004                                                                                13

   Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant Contributions
     for the Year Ended December 31, 2004                                                                                 14



SIGNATURES                                                                                                                15

EXHIBIT INDEX:

    Consent of Independent Registered Public Accounting Firm                                                              16



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Investment Review Committee and Participants of
KeySpan Corporation:

We have audited the accompanying statements of assets available for benefits of the KeySpan Energy 401(k) Plan for Management Employees (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004 (2) reportable transactions for the year ended December 31, 2004 (3) delinquent participant contributions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
New York, New York
June 29, 2005

KEYSPAN ENERGY 401(K) PLAN FOR MANAGEMENT EMPLOYEES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                              2004                                    2003
ASSETS:
   Participant-directed investments                                         $ 492,546,896                           $ 427,196,286
   Nonparticipant-directed investments                                        127,938,127                             117,345,785
                                                          --------------------------------           -----------------------------
                Total investments                                             620,485,023                             544,542,071
                                                          --------------------------------           -----------------------------

RECEIVABLES:
   Participant contributions                                                       34,365                                  67,661
   Employer contributions                                                          12,696                                  25,529
                                                          --------------------------------           -----------------------------
                Total receivables                                                  47,061                                  93,190
                                                          --------------------------------           -----------------------------

ASSETS AVAILABLE FOR BENEFITS                                               $ 620,532,084                           $ 544,635,261
                                                          ================================           =============================


See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

ADDITIONS TO ASSETS ATTRIBUTED TO:                                   2004

Net investment income:
Net appreciation in fair value of investments                      $ 47,322,988
Interest and dividends                                               16,443,893
                                                               -----------------
Net investment income                                                63,766,881
                                                               -----------------

Contributions:
Participants                                                         28,107,921
Employer                                                             11,592,743
Rollovers                                                               795,510
                                                               -----------------
Total Contributions                                                  40,496,174
                                                               -----------------

Other Additions
Net assets transferred in from the Union Plan                         1,794,225
                                                               -----------------

Total Additions                                                     106,057,280

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Benefits paid to participants                                       (30,128,957)
Plan administration fees                                                (31,500)
                                                               -----------------

Total Deductions                                                    (30,160,457)

INCREASE IN ASSETS                                                   75,896,823

ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year                                                   544,635,261
                                                               -----------------


End of Year                                                       $ 620,532,084
                                                               =================



See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


1.         DESCRIPTION OF THE PLAN

The following description of the KeySpan Energy 401(k) Plan for Management Employees (the "Plan") available to eligible employees of KeySpan Corporation (the "Company" or "KeySpan"), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General - The Plan was approved by the shareholders of the Company at the annual meeting of shareholders on February 3, 1983. The Plan provides for eligible employees of the Company and its wholly-owned subsidiaries to become participants of the Plan. All employees are eligible to participate in the Plan immediately upon hire. The recordkeeper, custodian and the trustee of the Plan is the Vanguard Fiduciary Trust Company (the "Vanguard Group" or "Vanguard"). The Plan is a defined contribution plan and is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Amendments - On September 30, 1999, the Board of Directors of the Company approved the amendment and restatement of the Plan. As a result, the assets of the participants of the former Long Island Lighting Company Capital Accumulation Plan for Management Employees were merged with the Plan.

The Investment Review Committee (the "Committee"), at the meeting held on September 20, 2000, approved the merger of the Eastern Enterprises, Colonial Gas and EnergyNorth 401(k) Plans with the Plan, effective as soon as practicable, following the date of acquisition.

On April 11, 2001, the Committee approved the new Participating Employer List resulting from KeySpan's holding company structure and the acquisition of Eastern Enterprises.

Effective January 1, 2002, the Committee approved the following: 1) increase the maximum amount that participants can contribute in accordance with Internal Revenue Service ("IRS") regulations ($11,000 for 2002, increasing by $1,000 each year until 2006); 2) increase the contribution limit to 50% of compensation, up to the IRS maximum limit; 3) allow catch-up contributions for employees age 50 and over; 4) reduce the hardship withdrawal waiting period from 12 months to 6 months; and 5) a new Employee Stock Ownership Plan be created within the 401(k), which allows participants in the Plan to choose to reinvest their dividends in Company Common Stock or to receive the dividends in cash.

On July 2, 2002, KeySpan sold one of its subsidiaries, Midland Enterprises LLC, to Ingram Industries, Inc. Employees under this subsidiary were not eligible to participate in the Plan as of the date of the sale.

On December 19, 2002, the Committee approved the granting of prior service in connection with the employer match, discount eligibility and vesting for the newly purchased Algonquin LNG, Inc.

On August 1, 2003, KeySpan acquired Bard, Rao + Athanas ("BR+A), a New England HVAC contracting company. As a result, prior service time for all BR+A management employees was recognized for vesting purposes in the Plan.

Effective June 1, 2004, The Committee approved the addition of Seneca Upshur to the list of Participating Employers in the 401(k) Plan for Management Employees. The employees are given a match of $0.50 of each $1.00 that they contribute up to a maximum of 6% of the participant's compensation and are entitled to a 10% discount on the purchase of Company Common Stock. Prior service time for all Seneca Upshur employees was recognized for vesting purposes in the Plan.

On December 14, 2004, the Committee approved reducing the involuntary cash-out threshold from $5,000 to $1,000 effective March 1, 2005.

Contributions -All participants of the Plan may elect to have their compensation reduced by not less than 1% and no more than 50% (in multiples of 1%) and contributed to the Plan on the participants' behalf by the Company. Compensation may not be reduced by an amount greater than the limitation imposed by Section 402(g) of the Internal Revenue Code. Such contributions reduce the amount of the participants' salary subject to current Federal income tax and, subject to applicable laws, state and local income taxes. Such contributions are subject to Social Security taxes.

All eligible employees contributing to the Plan will receive employer contributions and a 10% discount on the KeySpan Common Stock Fund ("Company Common Stock") on the first of the month following completion of three months of service. Additionally, all eligible employees will receive matching contributions in Company Common Stock and a discount on Company Stock for such matching contributions regardless of where employees choose to invest their contributions. The match and discount amounts may be transferred out of Company Common Stock immediately. There are no holding periods or restrictions with respect to Company Common Stock. All other contributions are participant-directed.

All contributions under the Plan are held in a trust fund with trustees who are appointed by the Board of Directors and are members of the Committee. The
Committee is also the administrative committee of the Plan. The Plan makes available the funds in which participants may invest. Such investment options may be changed from time to time.

Rollover Contributions - If a participant of the Plan receives a lump sum distribution from a qualified savings or profit sharing plan of a previous employer or plan, a "rollover" contribution by the participant of the amount of the lump-sum distribution may be made to the Plan.

Participant Accounts - Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and discount on Company Common Stock, if applicable, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account as provided in the Plan Document.

Vesting and Forfeitures - Participants will be 100% vested in employer match and discount contributions on the earlier to occur of (i) the participant's completion of three (3) years of service with the Company, (ii) the participant's retirement from the Company at age fifty-five or older or (iii) the death of the participant (iv) the disability of the participant if the participant is receiving disability benefits under Title II of the Social Security Act. A participant will be 100% vested immediately in his or her deferred cash contributions, rollover/transfer contributions, and earnings thereon, if any. If a participant does not vest, such participant will forfeit the match and discount, and any earnings thereon into a forfeiture account, which is maintained by Vanguard.

On December 31, 2004 and 2003, forfeited non-vested accounts totaled $719,212 and $590,460 respectively. These accounts will be used to reduce future employer contributions and pay Plan administration expenses. During the year ended December 31, 2004, employer contributions were reduced by $316 from forfeited non-vested accounts.

Effective with the date of acquisition, an employee who was a participant of Eastern Enterprises, Colonial Gas and EnergyNorth (and all subsidiaries of the aforementioned companies that participate in the Plan) will be 100% vested in matching contributions made on the participant's behalf, including discount on Company Common Stock and discount on dividends attributable to such stock. An employee who was hired after this date will be subject to the current KeySpan vesting schedule.

Investments - All eligible employees have an opportunity to acquire shares of Company Common Stock ($.01 par value) at a 10% discount. In addition to Company Common Stock, participants may invest in other investment options (collectively, the "Funds").

At the direction of the participants, Plan assets are invested in the KeySpan Common Stock Fund, and/or one or more of the following Funds, namely: Vanguard Windsor Fund, Vanguard 500 Index Fund, Vanguard Retirement Savings Trust, Vanguard Explorer Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard Windsor II Fund, Vanguard PRIMECAP Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard Mid-Cap Index Fund, and American Funds Growth Fund of America, Class R-5 Shares. Participants should refer to the applicable Fund's prospectus for a complete description of the Fund.

On May 21, 2004, The Committee approved the removal of Vanguard U.S. Growth Fund, the addition of American Funds Growth Fund of America, Class R-5 ("American Funds Growth Fund") and the Vanguard Mid-Cap Index Fund. Beginning August 20, 2004, no new contributions or transfers into Vanguard U.S. Growth were permitted. Participant contribution allocations to Vanguard U.S. Growth were redirected to American Funds Growth Fund. Participants were given 90 days to transfer their Vanguard U.S. Growth balances into other funds in the Plan otherwise all remaining balances would automatically be transferred to American Funds Growth Fund.

On November 19, 2004, remaining Vanguard U.S. Growth balances of $5,955,684 were mapped to American Funds Growth Fund.

The Vanguard Mid-Cap Index was added as an investment option to the Plan to complement the existing fund line-up.

Liquidation of Funds - During 2004, in an effort to allow participants greater investment flexibility, the Preferred Stock and Substock funds in the Plan were liquidated. Proceeds paid to participants were transferred from the respective funds to the Vanguard Retirement Savings Trust. The funds were immediately eligible to be transferred to other funds in the Plan. Details regarding the two liquidations are below.

Preferred Stock Fund
--------------------

On June 30, 2004, KeySpan's Board of Directors authorized the redemption of all of the outstanding shares of Preferred Stock Series A partially held by the Plan in the Preferred Stock Fund.

On July 29, 2004, the Preferred Stock Fund was liquidated. At the time of redemption, 2,601 participants held 32,114 shares. Each participant who held shares of the preferred stock received the par value of $100 per share plus a 2% premium for a total of $102 per share. The total redemption amount was $3,275,582, which included a premium of $64,228. KeySpan paid accrued dividends through July 29, 2004 of $79,749 ($2.4833 per share).

Sub-Stock Fund
--------------

On June 29, 2004, The Board of Directors of KeySpan Corporation authorized the repurchase of all outstanding shares of the subsidiary stock held by the Plan that were currently allocated to Plan participants. There were 502,169 allocated shares held in the KeySpan Sub-Stock fund with a fair market value of $1,027,131.

On October 15, 2004, the Sub-Stock fund was liquidated and the Plan received total proceeds of $1,350,003 based on an independent third party appraisal of the value of the allocated Sub-Stock and the cash contribution made to the Plan. These proceeds were distributed amongst 1,338 active employees.

Participant Loans - Participants may borrow a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participants' account balance from the Plan (only employee deferred cash contributions, rollover/transfer contributions and earnings thereon are used to determine the maximum loan amount that can be taken). Currently, no more than two loans are allowed outstanding at the same time. General purpose loans are payable over a period not to exceed five years, and bear interest at the prime rate plus 1% (the prime rate at the time the loan is requested). Currently, participants may also amortize a loan for the purchase of their primary residence over a fifteen-year period, which also bears interest at the prime rate plus 1%. The loans are secured by the participants' interest in the Plan.

Payment of Benefits - Upon termination of service, a participant or eligible beneficiary whose account balance is greater than $5,000, may elect to leave their balance in the Plan, receive a lump-sum amount equal to the value of the participant's vested account, elect to receive annual installments or a partial distribution, or roll over their balance to an Individual Retirement Account or another qualified plan.

Trustees - The Vanguard Group was appointed to act as the trustee under the Plan to receive and hold Company Common Stock and the investment of contributions in the other funds as described herein and in the Plan Document. Pursuant to a trust document executed by the trustee, the trustee is subject to the same fiduciary responsibility to the Plan's participants as an independent trustee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of assets available for plan benefits.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted closing market prices, which represent the net asset value of shares held by the Plan on the last business day of the year.

Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. The approximate value of the KeySpan Common Stock Fund is the quoted market price of the Company's common stock. The KeySpan Common Stock fund is divided into fund units. Each unit represents a portion of ownership in the fund and consists primarily of shares of Company Common Stock and a small cash balance so that transactions can be processed daily. Valuation of the KeySpan SubStock, which was not publicly traded, was obtained from independent outside appraisals. The KeySpan Preferred Stock was not publicly traded, and was recorded at par value of $100 and paid a 6% dividend semi-annually. Fair value of the common collective trust has been estimated by Vanguard based on the underlying assets of the portfolio.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Participant loans are valued at outstanding loan balances.

Administrative Expenses - Expenses for the administration of the Plan are paid for either by the Plan Sponsor or the Plan as stated in the Plan Document. KeySpan and its subsidiaries are allocated for their expenses related to administration of the Plan as well as matching contributions and discount on Company Common Stock.

Payment of Benefits - Benefits to participants are recorded when paid.

3.  INVESTMENTS

The following investments represent 5% of more of the Plan's assets available as of December 31, 2004 and 2003:

                                                                                            2004                     2003
       KeySpan Stock Fund -
         *KeySpan Common Stock Fund, 3,256,252 and
           3,200,049 units, respectively**                                               $127,938,127             $117,345,785
       Common and Collective Trust -
          Vanguard Retirement Savings Trust, 110,935,142
          and 101,407,274 shares, respectively**
                                                                                          110,935,142              101,407,274
       Mutual Funds:
          Vanguard PRIMECAP Fund, 1,572,250 and
           1,534,446 shares, respectively**                                                97,951,182               81,387,014
          Vanguard 500 Index Fund, 449,286 and
           439,388 shares, respectively**                                                  50,158,311               45,111,940
          Vanguard Windsor Fund, 2,664,050 and
           2,615,251 shares, respectively**                                                48,139,390               42,523,980
          Vanguard Windsor Fund II, 1,438,508 and
           1,319,154 shares, respectively**                                                44,205,357               34,944,392
          Vanguard Explorer Fund, 449,657 and
           423,947 shares, respectively**                                                  33,530,945               27,819,425


        * Non-participant directed
        ** Permitted party-in-interest

     During  2004,  the  Plan's  investment   (including  gains  and  losses  on
     investments  bought and sold, as well as held during the year)  appreciated in value by $47,322,988 as follows:

        KeySpan Common Stock                                                                                       $8,984,974
        KeySpan Preferred Stock                                                                                        64,228
        Mutual Funds                                                                                               38,273,786
                                                                                                            ------------------
        Net Appreciation of Investments                                                                           $47,322,988
                                                                                                            ==================

4. NONPARTICIPANT-DIRECTED INVESTMENTS

        Information about the assets as of December 31, 2004 and 2003 and the significant components of changes in assets for the year ended December 31, 2004 relating to the non participant-directed investments is as follows:

                                                                                                                     2004
         KeySpan Common Stock fund - beginning of year:                                                         $117,345,785

         Changes in assets:
            Net appreciation in fair value of investment                                                           8,984,974
            Dividend income                                                                                        5,762,250
            Employer contributions                                                                                11,288,744
            Participant contributions                                                                             12,365,955
            Participant loan repayments                                                                            2,513,221
            Net assets transferred in                                                                                303,205
            Benefits paid to participants                                                                        (6,544,943)
            Participant loan withdrawals                                                                         (1,356,623)
            Transfers to participant-directed investments                                                       (22,724,441)
                                                                                                   --------------------------

         Net change                                                                                               10,592,342
                                                                                                   --------------------------


         KeySpan Common Stock fund - end of year:                                                               $127,938,127
                                                                                                   ==========================


5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated January 5, 2003, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common and collective trust managed by the asset custodian, trustee, and recordkeeper, the Vanguard Group, as defined by the Plan and therefore these transactions qualify as exempt party-in-interest transactions. The Plan's transactions involving Company Common Stock are also party-in-interest transactions. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

At December 31, 2004 and 2003, the Plan held 3,256,252 and 3,200,049 units, respectively, of KeySpan Common Stock, the sponsoring employer, with a cost basis of $105,037,656 and $99,026,743, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $5,762,250.

7. PLAN TERMINATION

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

8. NON EXEMPT PARTY-IN-INTEREST TRANSACTIONS

KeySpan remitted to the trustee certain 2001 contributions for two employees of KeySpan Home Energy Services New England on April 8, 2005 and a 2002 contribution for one employee of KeySpan Home Energy Services New England on June 24, 2005. These contributions, totaling $795, were remitted later than required by D.O.L. Regulation 2510.3-102. The Company forwarded additional funds totaling $300 to compensate for participants' lost earnings, which were deposited in the employees' accounts.

9. SUBSEQUENT EVENTS

On January 20, 2005 all participant balances in Vanguard Retirement Savings Trust, with an expense ratio of 0.30%, were transferred to Vanguard Retirement Savings Trust V, which offers an expense ratio of 0.25%. The two funds hold identical investments.

     During the 1st quarter of 2005, KeySpan divested of the following five subsidiaries:

        Subsidiary                                    Date of Sale
        ----------                                    ------------
        Granite State Plumbing                        January 14, 2005
        Northern Peabody                              January 18, 2005
        Delta, Inc.                                   January 21, 2005
        Binsky and Synder, Inc.                       January 31, 2005
        WDF Greene, Inc.                              February 11, 2005

Employees under these subsidiaries are not eligible to contribute to the Plan as of the respective dates of sale. These employees are considered terminated participants and have the same distribution options that are available to other terminated employees. As of December 31, 2004, 333 participants employed with the above subsidiaries held an aggregate balance of $13,179,310.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
------------------------------------------------------------------------------------------------------------------------------------

                                                     (c) Description of Investment, Including
                    (b) Identity of Issue, Borrower,     Maturity Date, Rate of Interest,                               (e) Current
(a)                     Lessor or Similar Party          Collateral, Par or Maturity Value     (d) Cost       Shares         Value
*   KeySpan Common Stock Fund                        Common Stock                           $ 105,037,656   3,256,252  $ 127,938,127
    American Funds Growth Fund of America            Mutual Fund                                 **           303,502      8,306,854

    Vanguard Funds:
*   Vanguard Retirement Savings Trust                Common Collective Trust                     **       110,935,142    110,935,142
*   Vanguard PRIMECAP Fund                           Mutual Fund                                 **         1,572,250     97,951,182
*   Vanguard 500 Index Fund                          Mutual Fund                                 **           449,286     50,158,311
*   Vanguard Windsor Fund                            Mutual Fund                                 **         2,664,050     48,139,390
*   Vanguard Windsor II Fund                         Mutual Fund                                 **         1,438,508     44,205,357
*   Vanguard Total Bond Market Index Fund            Mutual Fund                                 **         2,751,007     28,252,840
*   Vanguard LifeStrategy Moderate Growth Fund       Mutual Fund                                 **         1,511,477     27,070,552
*   Vanguard Explorer Fund                           Mutual Fund                                 **           449,657     33,530,945
*   Vanguard International Growth Fund               Mutual Fund                                 **           692,131     13,053,592
*   Vanguard LifeStrategy Growth Fund                Mutual Fund                                 **           476,774      9,554,557
*   Vanguard LifeStrategy Conservative Growth Fund   Mutual Fund                                 **           488,734      7,458,081
*   Vanguard Mid-Cap Index Fund                      Mutual Fund                                 **           201,282      3,148,053
                                                                                                                           ---------
                                                                                                                         609,702,983

*    Participant loans receivable                    Participant loans (maturing 2005 to 2020                             10,782,040
                                                     at interest rates of 5% to 10.5%)         **                         ----------

       Total                                                                                                           $ 620,485,023
                                                                                                                       =============

*    Permitted party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

Form 5500, Schedule H, Part IV, Line 4j -                                                                              Plan # 090899
Schedule of Reportable Transactions                                                                                 EIN # 11-3431358
Year Ended December 31, 2004

------------------------------------------------------------------------------------------------------------------------------------

Identity            Description of                                                                     Current Value of   Historical
of Party            Asset (include interest)                                             Historical         Asset on        Gain
Involved            rate and maturity in the            Purchase Price  Selling Price  Cost of Asset   Transaction Date    (Loss)
                    case of a loan)
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group  Vanguard Retirement Savings Trust  $35,534,876.97                                 $35,534,876.97
The Vanguard Group  Vanguard Retirement Savings Trust                  $26,007,009.53  $26,007,009.53  26,007,009.53             $ -
N/A                 KeySpan Common Stock                32,479,018.73                                  32,479,018.73
N/A                 KeySpan Common Stock                                30,871,660.08   26,419,824.09  30,871,660.08    4,451,835.99

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

FORM 5500 SCHEDULE H, PART IV, LINE 4a -
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2004
--------------------------------- ---------------------------- -- ------------------------------------------------------------------

Question 4a "Did the employer fail to transmit to the Plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".


                                     Relationship to Plan,                                                 Participant Contributions
          Identity of                      Employer,                                                    Transferred Late to the Plan
         Party Involved           or Other Party-in-Interest     Description of Transactions
                                                                                                                         $795
KeySpan Corporation             Employer/Plan Sponsor             KeySpan  remitted to the trustee
                                                                  certain 2001  contributions
                                                                  for two  employees  of  KeySpan
                                                                  Home  Energy  Services  New
                                                                  England  on April 8,  2005 and a
                                                                  2002  contribution  for one
                                                                  employees  of KeySpan  Home Energy
                                                                  Services  New England on
                                                                  June 24, 2005.  These  contributions,
                                                                  totaling  $795,  were remitted later
                                                                  than required   by  D.O.L. Regulation
                                                                  2510.3-102.  The Company forwarded
                                                                  additional funds totaling
                                                                  $300 to compensate for  participants'
                                                                  lost earnings,  which were deposited
                                                                  in the employees' accounts.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  KeySpan Energy 401(k) Plan for
                                  Management Employees





                                   BY:  /s/ Michael J. Taunton
                                            ------------------
                                            Michael J. Taunton
                                            Senior Vice President and Treasurer
                                            KeySpan Corporation









                                     Date:  June 29, 2005